Exhibit 99.1

WalkMe Announces Second Quarter 2021 Financial Results

•	ARR grows 31% year-over-year to $191 million

•	Q2 Subscription revenue grows 31% year-over-year to $42.2 million

•	Enterprise-wide DAP customers grew 110% year-over-year to 103 customers

SAN FRANCISCO –August 11, 2021 – WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its second quarter ended June 30, 2021.

“We are very pleased with the strong results we achieved in our first quarter as a public company,” said Dan Adika, CEO and co-Founder of WalkMe. “The promise of digital transformation continues to challenge organizations as CIOs struggle to understand whether their technology investments are driving productivity and engagement for their employees and customers. Organizations are increasingly turning to WalkMe’s Digital Adoption Platform (DAP) to gather data, generate insights, and take action on how users are interacting with software and applications across their organization to drive adoption and better ROI from their technology investments. We are in the very early innings of a large opportunity and believe that we are well positioned to capitalize on the market for Digital Adoption as we continue to invest for future growth.”

Second quarter 2021 Financial Highlights:

•	ARR: Ending Annualized Recurring Revenue as of June 30, 2021 grew 31% year-over-year to $191.0 million.

•	Revenue: Total revenue was $46.8 million, an increase of 28% year-over-year. Subscription revenue was $42.2 million, an increase of 31% year-over-year.

•	Remaining Performance Obligation (RPO): RPO was $260.5 million, an increase of 48% year-over-year.

•	GAAP Operating Loss: GAAP operating loss was $17.8 million, or 38.1% of total revenue, compared to $3.5 million, or 9.6% of total revenue, in the second quarter of 2020.

•	Non-GAAP Operating Loss* was $11.7 million, or 25.0% of total revenue, compared to $2.9 million, or 7.9% of total revenue, in the second quarter of 2020.

•	Cash Flow: Net cash used in operations was $6.2 million, or 13.2% of total revenue, compared to $0.4 million provided by operations or 1.2% of total revenue, in the second quarter of 2020.

•	Free Cash Flow* was negative $7.4 million, or 15.9% of total revenue, compared to negative $0.1 million, or 0.3% of total revenue, in the second quarter of 2020.

•	Cash, Cash Equivalents, and Short-term Deposits were $371.7 million as of June 30, 2021.

“Our strong second quarter results demonstrate the market tailwinds for Digital Adoption and traction we are gaining with our ongoing strategic initiatives: penetrating deeper into our existing customer base with company-wide DAP deployments and expanding our footprint in the enterprise market,” said Andrew Casey, CFO of WalkMe. “This momentum is reflected in the strong growth we saw in total RPO, which increased 48% year-over-year, and the growth we saw in the number of enterprise-wide DAP customers, which increased 110% year-over-year. We have also continued to aggressively invest in our sales organization to capitalize on the large market opportunity for Digital Adoption and fuel our future growth.”

Second Quarter and Recent Business Highlights

•	Completed the company’s Initial Public Offering on Nasdaq, raising net proceeds of approximately $264 million.

•	Added 15 net new enterprise-wide DAP customers, representing growth of 110% year-over-year. ARR from DAP customers grew 129% year-over-year.

•	ARR from customers with more than 500 employees grew 38% year-over-year and represented 87% of total ARR.

•	Customers with over $100K in ARR grew 30% year-over-year to 397.

•

Hosted Elevate, the industry’s largest conference of DAP professionals, and announced a number of product enhancements in the latest DAP release, including the availability of Desktop for Microsoft Teams, the release of Digital Adoption KPI templates, enhanced AI/ML capabilities in UI Intelligence, new features for our enterprise customer base, as well as community-generated templates and report builders. The updates are designed to provide organizations with further opportunities to accelerate digital transformation and recognize quicker time to value of their technology investments through driving user adoption of digital assets.

•

Completed the acquisition of certain assets of Zest, an AI-driven enterprise search company, which provides a fast and efficient mechanism for retrieving any document, file, contact or record from the cloud. Zest’s AI-driven search leverages NLP (Natural Language Processing) to create an on-demand, graph database which is designed to increase the predictability of user search for faster, more relevant results. As a critical building block for making search more efficient, Zest is now integrated into WalkMe’s desktop product, Workstation.

•

Expanded sales leadership globally and vertically to support the growing demand for WalkMe in APAC, EMEA, and within the U.S. Fed/SLED space with the appointments of Sandie Overtveld, Vice President and GM of APAC; Simon Blunn, Vice President and GM of EMEA; and Billy Biggs, Vice President, Public Sector Sales.

•

Announced the appointments of Michele Bettencourt and Haleli Barath to the company’s Board of Directors. As the company continues to scale, the addition of two new board members with deep expertise leading fast-growing, international technology companies, and navigating complex international regulatory environments, is expected to support its next phase of growth and global expansion.

Financial Outlook:

For the third quarter of 2021, the Company currently expects:

•	Total revenue of $48.5 to $50.0 million, representing a growth rate of 25% to 29% year-over-year

•	Non-GAAP operating loss* of $17.0 to $15.5 million

For the full year 2021, the Company currently expects:

•	Total revenue of $189.5 to $191.5 million, representing a growth rate of 28% to 29% year-over-year

•	Non-GAAP operating loss* of $59.0 to $57.0 million

*The section titled “Non-GAAP Financial Measures” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 2:00 p.m. Pacific Time on August 11, 2021. The press release with the financial results will be accessible from the Company’s website prior to the conference call. Interested parties can access the call by dialing US Toll Free: (800) 458-4121, International: (929) 477-0324 using the passcode 7916560.

A live webcast of the conference call will be accessible from the WalkMe investor relations website at https://ir.walkme.com. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

Supplemental financial and other information can be accessed through the Company’s investor relations website at ir.walkme.com.

Non-GAAP Financial Measures:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables contain the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial metrics have limitations as analytical tools and may differ from similarly titled metrics presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as income (loss) from operations excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on ordinary shares outstanding after accounting for the exchange of our outstanding convertible preferred shares into ordinary shares as though such event had occurred at the beginning of the periods.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Special Note Regarding Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue; our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic, including variants, on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus filed with the Securities and Exchange Commission on June 16, 2021, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:

Christina Knittel

PR Director

press@walkme.com

Investor Contact:

The Blueshirt Group for WalkMe

investors@walkme.com

SOURCE WalkMe

WalkMe Ltd.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenues
Subscription	$42,211	$32,112	$80,685	$61,764
Professional services	4,591	4,409	8,771	8,978

Total revenues	46,802	36,521	89,456	70,742
Cost of revenues
Subscription(1)(2)	5,784	4,220	11,473	8,407
Professional services(1)	5,409	4,724	10,489	9,797

Total cost of revenues	11,193	8,944	21,962	18,204

Gross profit	35,609	27,577	67,494	52,538
Operating expenses
Research and development(1)	11,554	6,781	21,976	14,394
Sales and marketing(1)	29,405	19,547	54,540	42,838
General and administrative(1)	12,488	4,764	21,861	10,070

Total operating expenses	53,447	31,092	98,377	67,302

Operating loss	(17,838)	(3,515)	(30,883)	(14,764)

Financial income (expense), net	2	115	47	(444)

Loss before income taxes	(17,836)	(3,400)	(30,836)	(15,208)
Income taxes	(798)	(136)	(1,202)	(605)

Net loss	(18,634)	(3,536)	(32,038)	(15,813)

Net loss attributable to non-controlling interest	(375)	(410)	(621)	(867)
Adjustment attributable to non-controlling interest	4,287	481	15,103	962
Deemed dividend to ordinary shareholders	—	—	—	4,569

Net loss attributable to WalkMe Ltd.	$(22,546)	$(3,607)	$(46,520)	$(20,477)

Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.90)	$(0.28)	$(2.38)	$(1.58)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	24,960,581	13,078,576	19,509,660	12,935,628

(1)	Includes share-based compensation expense as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Cost of subscription revenues	$88	$15	$142	$23
Cost of professional services	191	28	314	54
Research and development	811	103	1,282	343
Sales and marketing	1,262	206	2,055	428
General and administrative	3,733	265	5,824	550

Total share-based compensation expense	$6,085	$617	$9,617	$1,398

(2)	Includes amortization of acquired intangibles as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Cost of revenues	$56	$—	$56	$44

WalkMe Ltd.

Condensed Consolidated Balance Sheets

(in thousands; unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$349,702	$62,328
Short term deposits	22,035	44,159
Trade receivables, net	40,403	30,859
Deferred contract acquisition costs	15,020	10,712
Prepaid expenses and other current assets	7,141	4,067

Total current assets	434,301	152,125

Non-current assets:
Deferred contract acquisition costs	25,940	19,017
Other long-term assets	2,664	3,036
Property and equipment, net	9,067	8,629
Goodwill and Intangible assets, net	2,234	1,481

Total long-term assets	39,905	32,163

Total assets	$474,206	$184,288

Liabilities, redeemable non-controlling interest, convertible preferred shares and shareholders’ equity (deficit)
Current liabilities:
Trade payables	$3,661	$5,513
Accrued expenses and other current liabilities	38,598	29,543
Deferred revenues	86,204	57,467

Total current liabilities	128,463	92,523

Long-term liabilities:
Deferred revenues	1,285	1,478
Deferred tax liabilities, net	3,423	3,101
Other long-term liabilities	2,612	2,308

Total long-term liabilities	7,320	6,887

Total liabilities	135,783	99,410

Redeemable non-controlling interest	22,966	8,647
Convertible preferred shares	—	300,490
Shareholders’ equity (deficit):
Share capital and additional paid-in capital	592,648	21,524
Other comprehensive income	140	131
Accumulated deficit	(277,331)	(245,914)

Total shareholders’ equity (deficit)	315,457	(224,259)

Total Liabilities, redeemable non-controlling interest, convertible preferred shares and shareholders’ equity (deficit)	$474,206	$184,288

WalkMe Ltd.

Condensed Consolidated Statements of Cash Flow

(in thousands; unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net loss	$(18,634)	$(3,536)	$(32,038)	$(15,813)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	6,085	617	9,617	1,398
Depreciation and amortization	1,102	1,174	2,116	2,436
Increase in accrued interest on short term and long-term deposits	(68)	(63)	(160)	(42)
Decrease (increase) in trade receivables, net	4,185	(2,294)	(9,611)	2,823
Decrease (increase) in prepaid expenses, other current assets and other long-term assets	(272)	211	(1,250)	(122)
Increase in deferred contract acquisition costs	(5,250)	(1,710)	(11,231)	(3,850)
Increase (decrease) in trade payables	(2,129)	2,026	(2,005)	2,847
Increase in accrued expenses, other current liabilities and other long-term liabilities	646	1,868	6,209	756
Increase in deferred revenues	7,581	2,024	28,660	2,251
Deferred taxes, net	238	43	322	192
Increase in other long-term liabilities	331	83	304	139

Net cash provided by (used in) operating activities	(6,185)	443	(9,067)	(6,985)

Cash flows from investing activities:
Purchase of property and equipment	(340)	(151)	(828)	(557)
Investment in short term deposits	(15,000)	(45,997)	(15,000)	(45,997)
Proceeds from short term deposits	36,285	—	37,287	—
Investment in restricted deposits	(296)	—	(1,298)	—
Proceeds from restricted deposits	296	—	296	—
Capitalization of software development costs	(911)	(406)	(1,622)	(723)

Net cash provided by (used in) investing activities	20,034	(46,554)	18,835	(47,277)

Cash flows from financing activities:
Proceeds from initial public offering, net of underwriting discounts and commissions and other issuance costs	266,936	—	266,885	—
Proceeds from exercise of options	431	97	1,153	280
Issuance of preferred shares, net of issuance costs	—	35,000	10,000	38,495

Net cash provided by financing activities	267,367	35,097	278,038	38,775

Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	16	30	(439)	4

Increase (decrease) in cash, cash equivalents and restricted cash	281,232	(10,984)	287,367	(15,483)
Cash, cash equivalents and restricted cash at beginning of period	69,030	70,916	62,895	75,415

Cash, cash equivalents and restricted cash at end of period	$350,262	$59,932	$350,262	$59,932

WalkMe Ltd.

Reconciliation from GAAP to Non-GAAP Results

(In thousands, except share and per share data; unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Reconciliation of gross profit and gross margin
GAAP gross profit	$35,609	$27,577	$67,494	$52,538
Plus: Share-based compensation expense	279	43	456	77
Plus: Amortization of acquired intangibles	56	—	56	44

Non-GAAP gross profit	$35,944	$27,620	$68,006	$52,659

GAAP gross margin	76%	76%	75%	74%
Non-GAAP gross margin	77%	76%	76%	74%
Reconciliation of operating loss and operating margin
GAAP operating loss	$(17,838)	$(3,515)	$(30,883)	$(14,764)
Plus: Share-based compensation expense	6,085	617	9,617	1,398
Plus: Amortization of acquired intangibles	56	—	56	44

Non-GAAP operating loss	$(11,697)	$(2,898)	$(21,210)	$(13,322)

GAAP operating margin	(38)%	(10)%	(35)%	(21)%
Non-GAAP operating margin	(25)%	(8)%	(24)%	(19)%
Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(22,546)	$(3,607)	$(46,520)	$(20,477)
Plus: Share-based compensation expense	6,085	617	9,617	1,398
Plus: Amortization of acquired intangibles	56	—	56	44
Plus: Adjustment attributable to non-controlling interest	4,287	481	15,103	962
Plus: Deemed dividend to ordinary shareholders	—	—	—	4,569

Non-GAAP net loss attributable to WalkMe Ltd.	$(12,118)	$(2,509)	$(21,744)	$(13,504)

Non-GAAP net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.16)	$(0.04)	$(0.29)	$(0.19)

Shares used in non-GAAP per share calculations:
GAAP weighted-average shares used to compute net loss per share, basic and diluted	24,960,581	13,078,576	19,509,660	12,935,628
Add:
Additional weighted average shares giving effect to exchange of convertible preferred shares at the beginning of the period	50,075,826	58,030,923	54,603,023	57,542,205

Non-GAAP weighted-average shares used to compute net loss per share, basic and diluted	75,036,407	71,109,499	74,112,683	70,477,833

WalkMe Ltd.

Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow

(In thousands; unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net cash provided by (used in) operating activities	$(6,185)	$443	$(9,067)	$(6,985)
Less: Purchases of property and equipment	(340)	(151)	(828)	(557)
Less: Capitalized software development costs	(911)	(406)	(1,622)	(723)

Free cash flow	$(7,436)	$(114)	$(11,517)	$(8,265)